United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number	CUSIP Number
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	March 31, 2009
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

FinancialContent, Inc.
Full Name of Registrant

Former Name if Applicable
111 West Topa Topa Street
Address of Principal Executive Office (Street and Number)
Ojai, CA 93023
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is currently looking for an alternative source of funding to cover the costs necessary to have the Form 10-Q for the quarter ending March 31, 2009 prepared and finalized. The registrant anticipates acquiring the funds to file its Form 10-Q and the registrant does anticipate filing its Form 10-Q before the extended due date.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Wilfred Shaw	805	640-6468
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  On May 9, 2008, FinancialContent agreed to transfer all of the issued and outstanding shares of FinancialContent Services, Inc. ("FCS") to a related party in consideration of the full release of the of the secured debt held by Jade Special Strategy, LLC, in the amount of $1,165,000 (the "Debt"), and of FCS assuming the full amount of the Debt. An Information Statement was furnished in accordance with the requirements of Regulation 14C promulgated under the Securities Exchange Act of 1934, as amended, by the Company in connection with the transfer of FCS. The proxy was mailed on July 3, 2008 and the transaction for the sale of FCS officially closed on July 24, 2008. For accounting purposes we have concluded that the transfer of FCS occurred on June 30, 2008. Concurrently with the transfer of the shares of FCS, the Company also discontinued all of its operations under StreetIQ.com, Inc. FCS was the main operating subsidiary of FinancialContent and the only other business or operating subsidiary of the Company was StreetIQ.com. Accordingly, FCON is now a "shell" corporation actively searching for an operating entity to acquire.

  The historical financial statements for the three months and nine months ending March 31, 2008 and 2009 shall reflect the transfer of the operating assets and liabilities of FCS. The accumulated deficit was not transferred by the sale and shall be reflected in the financial statements presented.

FinancialContent, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	05-18-2009	By /s/	Wilfred Shaw	Title:	Wilfred Shaw, Interim CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).